                                   FILED PURSUANT TO RULE 424(b)(3)
                                   REGISTRATION NOS. 333-29423 AND 33-67804


                                PROSPECTUS SUPPLEMENT
                         (TO PROSPECTUS DATED JUNE 20, 1997)

                                   4,500,000 SHARES

                                MICHAELS STORES, INC.

                                     Common Stock

     This Prospectus Supplement supplements the Prospectus dated June 20, 1997, of Michaels Stores relating to (i) the offer and sale by Michaels Stores of up to 4,500,000 Shares of Michaels Stores' Common Stock, par value $0.10 per share, issuable by Michaels Stores upon the exercise of Options granted to eligible persons under the 1992 Non-Statutory Stock Option Plan and the subsequent offer and resale of those Shares from time to time by any of the Selling Stockholders and (ii) an indeterminate number of additional Shares of Common Stock that become subject to awards under the Plan as a result of the antidilution provisions contained in the Plan. This Prospectus Supplement is not complete and may only be delivered with the Prospectus. Terms used in this Prospectus Supplement that are defined in the Prospectus are used herein as so defined.

     This Prospectus Supplement restates in its entirety the information set forth under the caption "Selling Stockholders" in the Prospectus.

                                  __________________

             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 3, 1999

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                           SELLING STOCKHOLDERS


     The Prospectus covers the purchase from Michaels Stores of an aggregate of up to 4,500,000 Shares of Michaels Stores' Common Stock, plus an indeterminate number of additional Shares of Common Stock as may become subject to awards under the Plan as a result of the antidilution provisions in the Plan, by the holders of Options granted under the Plan upon the exercise of the Options and the subsequent offer and resale of Shares previously acquired or to be acquired by certain holders of Options upon exercise of those Options.

     The entire number of Options authorized to be granted to eligible individuals pursuant to the Plan were granted as of July 25, 1997, and from that date no further Options may be granted pursuant to the Plan. Unless sooner terminated by action of the Board, the Plan terminates on August 31, 2002.

     The following table sets forth certain information as of August 31, 1999, with respect to Selling Stockholders who currently hold Options to purchase Shares, including any positions, offices or other material relationships of certain Selling Stockholders with Michaels Stores. Michaels Stores is unaware whether the Selling Stockholders listed below intend to exercise the Options or to sell the Shares acquired upon exercise of Options.

                                      2

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

                                                                COMMON STOCK              NUMBER OF             COMMON STOCK
                                                                 OWNERSHIP                SHARES OF           OWNERSHIP AFTER
                                                          PRIOR TO OFFERING (1)(2)       COMMON STOCK           OFFERING (2)
                                                        --------------------------     ---------------        ---------------

          NAME AND POSITION                                NUMBER       PERCENTAGE      OFFERED HEREBY      NUMBER    PERCENTAGE
---------------------------------------------           -----------     ----------      --------------     -------    ----------
Yurta Faf Limited (3)                                       900,000          2.9%           800,000        100,000             *

Soulieana Limited (4)                                       100,000            *             50,000         50,000             *

Quayle Limited (5)                                          350,000          1.1%           350,000              0             *

Dortmund Limited (6)                                        140,000            *            110,000         30,000             *

R. Michael Rouleau (7)                                      780,577          2.5%           173,503        607,074           2.0%
  Chief Executive Officer

Lawrence H. Fine (8)                                         76,796            *             10,000         66,796             *
  Executive Vice President -
  General Merchandise Manager

James Tucker (9)                                            127,421            *             50,000         77,421             *
  Executive Vice President -
  Chief Information Officer

Douglas B. Sullivan (10)                                    145,375            *              5,000        140,375             *
  Executive Vice President -
  Development

________________________

 *   Less than 1% of class.

(1) Based on ownership as of August 31, 1999. Persons holding shares of Common Stock pursuant to the Michaels Stores Employees 401(k) Plan generally have sole voting power and investment power with respect to such shares.

(2) Based on 30,188,944 shares of Common Stock issued and outstanding as of August 31, 1999.

(3) Includes 800,000 Shares to be acquired upon exercise of Options granted under the Plan, all of which are presently exercisable. Also includes 100,000 shares of Common Stock to be acquired upon exercise of options granted under other stock option plans of Michaels Stores.

(4) Includes 50,000 Shares to be acquired upon exercise of Options granted under the Plan, all of which are presently exercisable. Also includes 50,000 shares of Common Stock to be acquired upon exercise of options granted under other stock option plans of Michaels Stores.

(5) Includes 350,000 Shares to be acquired upon exercise of Options granted under the Plan, all of which are presently exercisable.

(6) Includes 110,000 Shares to be acquired upon exercise of Options granted under the Plan, all of which are presently exercisable. Also includes 30,000 shares of Common Stock to be acquired upon exercise of options granted under other stock option plans of Michaels Stores.

(7) Includes 173,503 Shares to be acquired upon exercise of Options granted under the Plan, all of which are presently exercisable. Also includes 576,497 shares of Common Stock to be acquired upon exercise of options granted under other stock option plans of Michaels Stores and 2,457 shares of Common Stock held pursuant to the 401(k) Plan.

(8) Includes 10,000 Shares to be acquired upon exercise of Options granted under the Plan, all of which are presently exercisable. Also includes 66,667 shares of Common Stock to be acquired upon exercise of options granted under other stock option plans of Michaels Stores.

                                       3
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(9)  Includes 50,000 Shares to be acquired upon exercise of Options granted under the Plan, all of which are presently exercisable. Also includes 75,000 shares of Common Stock to be acquired upon exercise of options granted under other stock option plans of Michaels Stores and 421 shares of Common Stock held pursuant to the 401(k) Plan.

(10) Includes 5,000 Shares to be acquired upon exercise of Options granted under the Plan, all of which are presently exercisable. Also includes 105,500 shares of Common Stock to be acquired upon exercise of options acquired under other stock option plans of Michaels Stores.














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